FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid
Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press release dated, April 15, 2004 titled, “Grupo Santander publishes its 2003 Annual report and reaffirms its committment to full transparency”

Press Release

Grupo Santander publishes its 2003 Annual report
and reaffirms its committment to full transparency

Deminor Rating, the independent consultant on corporate governance, rates Banco Santander Central Hispano “one the leading actors in corporate governance in Continental Europe.”

The Annual General Meeting of shareholders is foreseen for June 19th.

Madrid, April 15th, 2004 - Grupo Santander Publishes today its Annual Report for the 2003 financial year. This report adheres to the best international practices for corporate disclosure, particularly regarding remuneration, as was the case last year, exceeding the regulatory guidelines in this area.

This effort has been recognized by Deminor Rating, the independent international consultant specializing corporate governance ratings, who affirms that “Banco Santander Central Hispano is one of the leading actors in corporate governance in Continental Europe.” Deminor assigned a rating of 8.0 out of a possible 10 after assessing the group’s performance in transparency, shareholder rights, its commitment to shareholder value and the structure and functioning of the Board.

Together with the Annual Report, Grupo Santander is releasing, as it did last year, its Annual Report on Corporate Social Responsibility. The Group invested EUR 71 million in social projects in 2003, equivalent to 2.7% of the net attributable income for the period. In addition, this year the Group has published separately the Report of the Auditing and Compliance Committee for 2003.

Grupo Santander has also sent to the CNMV, the National Securities Markets Commission, the Annual Report on Corporate Governance, adapted to the norms recently published by that supervisor.

All of this information will be available from today on the Bank’s corporate web site, (www.gruposantander.com). The Board of Directors of the Bank foresees that the Annual Shareholders Meeting will be convened for next June 18th and 19th, on the first and second callings, respectively, in Santander.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

1

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 15, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President